July 2016

Pricing Sheet

Dated July 12, 2016 relating to

Pricing Supplement Dated June 22, 2016

Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-204908

(To Prospectus dated April 29, 2016,

Index Supplement dated April 29, 2016 and

Product Supplement dated May 2, 2016)

STRUCTURED INVESTMENTS

Opportunities in International Equities

Performance Leveraged Upside SecuritiesSM (PLUS) with Lookback Entry due September 27, 2017

$2,929,000 Based on the Value of the EURO STOXX® Banks Index

Principal at Risk Securities

SUMMARY TERMS

Issuer:	UBS AG, London Branch (“UBS”)
Underlying index:	EURO STOXX® Banks Index (Bloomberg Ticker: “SX7E”)
Aggregate principal amount:	$2,929,000
Stated principal amount:	$10 per PLUS
Issue price:	$10 per PLUS (see “Commissions and issue price” below), offered at a minimum investment of 100 PLUS (representing a $1,000 investment)
Denominations:	$10 per PLUS and integral multiples thereof
Interest:	None
Pricing date:	June 22, 2016
Original issue date:	June 27, 2016 (3 business days after the pricing date)
Valuation date:	September 22, 2017 (approximately 15 months after the pricing date), subject to postponement in the event of a market disruption event, as described in the accompanying product supplement
Maturity date:	September 27, 2017 (3 business days after the valuation date), subject to postponement in the event of a market disruption event, as described in the accompanying product supplement
Payment at maturity:

▪    If the underlying return is positive:

The lesser of (a) $10 + Leveraged Upside Payment and (b) Maximum Payment at Maturity

In no event will the payment at maturity exceed the maximum payment at maturity.

▪    If the underlying return is zero:

The stated principal amount of $10

▪    If the underlying return is negative:

$10 + ($10 x underlying return)

Under these circumstances, you will lose a percentage of your principal amount equal to the underlying return and, in extreme situations, you could lose all of your initial investment.

Underlying return:

The quotient, expressed as a percentage, of (i) the final level of the underlying index minus the initial level of the underlying index, divided by (ii) the initial level of the underlying index. Expressed as a formula:

(Final Level – Initial Level) / Initial Level

Leveraged upside payment:	$10 x leverage factor x underlying return
Maximum Gain:	20.25%
Initial level:	$78.37, which was the closing level of the underlying index on July 6, 2016 and the lowest closing level of the underlying index during the initial observation period, as determined by the calculation agent
Initial observation period:	Each trading day on which no market disruption event occurs or is continuing from and including the pricing date to and including July 12, 2016, provided that, if a market disruption event occurs or is continuing on July 12, 2016, the initial observation period may be extended until the earlier of the first subsequent trading day on which no market disruption event occurs or is continuing and the eighth subsequent trading day, as described further in the accompanying product supplement under “General Terms of the Securities — Market Disruption Events”.
Final level:	The closing level of the underlying index on the valuation date, as determined by the calculation agent.
Leverage factor:	1.5
Maximum payment at maturity:	$12.025 per PLUS, which is equal to $10 + ($10 × Maximum Gain)
CUSIP:	90275R745
ISIN:	US90275R7456
Listing:	The PLUS will not be listed or displayed on any securities exchange or any electronic communications network.
Agent:	UBS Securities LLC

Commissions and issue price:	Price to Public(1)	Fees and Commissions(1)	Proceeds to Issuer
Per PLUS:	$10.00	$0.175(a)	$9.775
		+ $0.05(b)
		$0.225
Total:	$2,929,000.00	$65,902.50	$2,863,097.50

(1)	UBS Securities LLC has agreed to purchase from UBS AG the PLUS at the price to public less a fee of $0.225 per $10.00 stated principal amount of securities. UBS Securities LLC has agreed to resell all of the PLUS to Morgan Stanley Smith Barney LLC (“Morgan Stanley Wealth Management”) at an underwriting discount which reflects:
(a)	a fixed sales commission of $0.175 per $10.00 stated principal amount of PLUS that Morgan Stanley Wealth Management sells and
(b)	a fixed structuring fee of $0.050 per $10.00 stated principal amount of PLUS that Morgan Stanley Wealth Management sells, each payable to Morgan Stanley Wealth Management. See “Supplemental information concerning plan of distribution (conflicts of interest); secondary markets (if any)”.

The estimated initial value of the PLUS as of the pricing date is $9.60 for the PLUS based on the value of the EURO STOXX® Banks Index. The estimated initial value of the PLUS was determined as of the close of the relevant markets on the date hereof by reference to UBS’ internal pricing models, inclusive of the internal funding rate. For more information about secondary market offers and the estimated initial value of the PLUS, see “Risk Factors — Fair value considerations” and “Risk Factors — Limited or no secondary market and secondary market price considerations” on pages 12, 13 and 14 in the pricing supplement.

This pricing sheet specifies the initial level of the PLUS and supplements the pricing supplement describing the offering, the related product supplement, index supplement and prospectus. Before you invest, you should read these documents, each of which can be accessed via the hyperlinks below:

▪	Pricing supplement dated June 22, 2016: http://www.sec.gov/Archives/edgar/data/1114446/000119312516631616/d215637d424b2.htm

▪	Product supplement dated May 2, 2016: http://www.sec.gov/Archives/edgar/data/1114446/000139340116000653/c438540_6901168-424b2.htm

▪	Index supplement dated April 29, 2016: http://www.sec.gov/Archives/edgar/data/1114446/000119312516569883/d163530d424b2.htm

▪	Prospectus dated April 29, 2016: http://www.sec.gov/Archives/edgar/data/1114446/000119312516569341/d161008d424b3.htm

Notice to investors: the PLUS are significantly riskier than conventional debt instruments. The issuer is not necessarily obligated to repay the full stated principal amount of the PLUS at maturity, and the PLUS have the same downside market as that of the underlying index. This market risk is in addition to the credit risk inherent in purchasing a debt obligation of UBS. You should not purchase the PLUS if you do not understand or are not comfortable with the significant risks involved in investing in the PLUS.

You should carefully consider the risks described under ‘‘Risk Factors’’ beginning on page 12 of the pricing supplement and under ‘‘Risk Factors’’ beginning on page PS-17 of the accompanying product supplement before purchasing any PLUS. Events relating to any of those risks, or other risks and uncertainties, could adversely affect the market value of, and the return on, your PLUS. You may lose some or all of your initial investment in the PLUS. The PLUS will not be listed or displayed on any securities exchange or any electronic communications network.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these PLUS or passed upon the adequacy or accuracy of this document, the accompanying product supplement, the accompanying index supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The PLUS are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

“EURO STOXX®” is a service mark of STOXX Limited. STOXX Limited has no relationship to UBS, other than the licensing of the EURO STOXX® Banks Index and its service marks for use in connection with the PLUS.